# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PAR TECHNOLOGY CORP, CIK 0000708821
CUSIP: 698884103
Title of class of securities: Common Stock, $0.02 par value
Address of issuer's principal executive offices: PAR TECHNOLOGY PARK, 8383 SENECA TURNPIKE, NEW HARTFORD, New York (NY), 13413
Date of event which requires filing of this statement: 04/15/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001730145
Persons authorized to receive notices and communications: VOSS CAPITAL, L.P., 3773 Richmond Avenue, Suite 500, Houston, Texas (TX), 77046, 281-770-0379; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Voss Value Master Fund, LP (CIK 0001969435): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 845,000; shared voting power 0; sole dispositive power 845,000; shared dispositive power 0; aggregate amount beneficially owned 845,000 (2.1% of the class)
- Voss Value-Oriented Special Situations Fund, LP (CIK 0001863498): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 145,100; shared voting power 0; sole dispositive power 145,100; shared dispositive power 0; aggregate amount beneficially owned 145,100 (0.4% of the class)
- Voss Advisors GP, LLC (CIK 0001798309): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 990,100; shared voting power 0; sole dispositive power 990,100; shared dispositive power 0; aggregate amount beneficially owned 990,100 (2.4% of the class)
- Voss Capital, LP (CIK 0001730145): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 4,451,600; shared voting power 975,000; sole dispositive power 4,451,600; shared dispositive power 975,000; aggregate amount beneficially owned 5,426,600 (13.2% of the class)
- Cocke Travis W. (CIK 0001798383): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,451,600; shared voting power 975,000; sole dispositive power 4,451,600; shared dispositive power 975,000; aggregate amount beneficially owned 5,426,600 (13.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.02 par value
Name of issuer: PAR TECHNOLOGY CORP
Address of issuer's principal executive offices: PAR TECHNOLOGY PARK, 8383 SENECA TURNPIKE, NEW HARTFORD, New York (NY), 13413
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 15, 2026, the Reporting Persons and Jon Hook entered into a board observer agreement with the Issuer (the "Observer Agreement"). Pursuant to the Observer Agreement, the Issuer has agreed to appoint Jon Hook as a non-voting observer (the "Observer") to the Issuer's Board of Directors (the "Board"), for a term of one (1) year. The Observer will not be a director of the Board or have the right to vote as a director on any matter presented to the Board or any Board committee.

Pursuant to the Observer Agreement, the Observer is entitled to attend all meetings of the Board and certain board committees in a non-voting capacity, and to receive the applicable meeting materials at substantially the same time and in the same manner as provided to the members of the Board, subject to certain customary exceptions. The Observer Agreement has a term of one (1) year unless earlier terminated in accordance with its terms. The Observer Agreement also includes customary provisions regarding confidentiality, non-disparagement and related matters.

The foregoing description of the Observer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Observer Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

There have been no transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 15, 2026, the Reporting Persons, Jon Hook and the Issuer entered into the Observer Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Board Observer Agreement, dated April 15, 2026 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 15, 2026).

## Signatures
- Voss Value Master Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (04/16/2026)
- Voss Value-Oriented Special Situations Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (04/16/2026)
- Voss Advisors GP, LLC: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (04/16/2026)
- Voss Capital, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (04/16/2026)
- Cocke Travis W.: /s/ Travis W. Cocke, Travis W. Cocke (04/16/2026)